EXHIBIT 99.1

Norsk Hydro: Key Dates for Merger

OSLO, Norway, Sept. 12, 2007 (PRIME NEWSWIRE) -- The merger of Norsk Hydro ASA's oil and gas activities with Statoil ASA to form StatoilHydro ASA is expected to be completed October 1, 2007. In connection with the merger the following key dates have been established relating to the trading of the Hydro-share on the Oslo Stock Exchange.

September 28, 2007, is expected to be last date the Hydro-share trades inclusive the right to receive shares in StatoilHydro.

October 1, 2007, is expected to be the first date the Hydro-share trades exclusive the right to receive shares in StatoilHydro. Consequently this will also be the first date the merged company StatoilHydro trades on Oslo Stock Exchange.

October 3, 2007, is expected to be the record date which the Norwegian Central Securities Depository uses to distribute the StatoilHydro shares to Hydro's shareholders.

According the merger plan which was approved by the extraordinary general meetings of Hydro and Statoil on July 5, 2007, Hydro's shareholders will receive 0.8622 shares in StatoilHydro for each share the hold in Hydro. The number of shares Hydro's shareholders hold in Hydro will be unaffected by the merger. Only whole shares of the merged company will be issued. Fractional shares will be aggregated into whole shares and sold in the market. The net proceeds of such sales will be distributed proportionately to the entitled Hydro shareholders.

Following the merger Hydro will have a share capital of NOK 1,370,256,730 consisting of 1,247,956,949 issued and authorized shares at par value of NOK 1.098 per share. Hydro will hold 38,652,570 own shares and the number of shares outstanding will be 1,209,304,379. Hydro will continue to trade under the NHY ticker and ISIN NO0005052605 will also be unchanged.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Norsk Hydro
          Investor contact
          Stefan Solberg
          +47 22539280
          Cellular: +47 91727528
          Stefan.Solberg@hydro.com